Exhibit 23.3

[Letterhead of Analysys]	Citation Authorization License

Buyer Information:
Company Name: Kongzhong Corporation
Contact Name:Wangyiping
Tel: 010-88576000-6919
Fax:
Address:

	Signature Date: April 29, 2007
Citation Authorization:
Products Description	Edition	Purchase amount

Data and analysis citation from "China Mobile Value-added
Services Market Annual Report 2007"	Chinese	1

Data and analysis citation from "China Mobile Internet Market
Annual Report 2007"	Chinese	1

Citation Contents:

According to Analysys International, based on revenue figures obtained from the telecommunications operators, we were the leading provider of wireless value-added services on the MMS technology platform and were ranked second as a service provider on the WAP technology platform.

According to Analysys International, kong.net was one of the leading wireless Internet portals in China based on the research data about China Mobile WAP user traffic.

According to Analysys International, in 2006, TOM Online Inc., we, Hurray! Solutions Limited, Beijing Liandong Weiye Technology Development Company, Ltd. and Sohu.com Inc. were ranked 1 through 5, respectively, in the WAP services market based on revenue figures obtained from the telecommunications operators,. According to Analysys, in 2006, we, TOM Online Inc., Linktone Limited, Sina Corporation, Hurray! Solutions Limited were ranked 1 through 5, respectively, in the MMS services market based on revenue figures obtained from the telecommunications operators.

According to Analysys International, in 2006 TOM Online Inc., Sina Corporation, Tencent Technology, Limited, Linktone Limited and we were ranked 1 through 5, respectively, in the SMS services market based on revenue figures obtained from the telecommunications operators.

Declaration:
1. Kongzhong Corporation cites contents from the Reports complying with the following articles.

2. Analysys International owns the proprietary rights of analysis data and opinions in the reports, which are protected under Chinese and international copyright laws. All rights reserved. Any replication (refers to collecting, compiling and re-compiling) of the analysis data and opinions is exclusively protected under Chinese and International copyright laws. Citation of the analysis data and opinions in the reports is prohibited without express written consent by Analysys International and Analysis analysts.

[Letterhead of Analysys]	Citation Authorization License

3. Reproduction, replication, copy, sale, or any unauthorized commercial use of any portion of the reports is prohibited. When a client's behavior is confirmed as illegal or hurting Analysys International's interests, the Company will retain the rights including but not limited to denying of services and freezing the client's account.

/s/ Analysys International
Analysys International
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